July 18, 2012

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Attn: Mr. Larry Spirgel

Fax: (703) 813-6986

Re:	Uni Core Holdings Corp.
Item 4.01 Form 8-K
Filed June 29, 2012
File no. 0-30430

Dear Sirs,

Uni Core Holdings Corp. (the “Company”) is filing amendments to the above captioned filings in response to queries and comments from the Staff of the Commissions in its letter of comments dated July 2, 2012. Set forth below is the Company’s responses to Staff’s comments.

1.	We note that the Board of Directors approved the change of auditors on June 28, 2011. Please amend to correct the dates(s) upon which the resignation and engagement of your former and new independent accountants became effective, respectively, or explain why the company did not file and Item 4.01 Form 8-K within four days of when its relationship with its independent accountant was terminated.

Response: The Company has revised its Form 8-K report in response to your comment, to correct the typographical error for the date of change of auditors from June 28, 2011 to June 28, 2012.

2.	The disclosure should state whether during the company's two most recent fiscal years and the subsequent interim period through the date of resignation there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the events of disagreement(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-K.

Response: The Company has revised its Form 8-K report in response to your comment on the subsequent interim period through the date of resignation.

3.	Revise to provide the information required by Item 304(a)(l)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of resignation.

Response: The Company has revised its Form 8-K report in response to your comment on the subsequent interim period through the date of resignation.

4.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: The Company has updated the Exhibit 16 letter in the revised Form 8-K report.

*      *      *      *      *

In connection with the Company's response to the above comments, the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *      *      *

If you have any further comments and or queries, please contact the undersigned at your earliest convenience.

Yours sincerely,

For and on behalf of

Uni Core Holdings Corporation

/s/ Thomas Lee

Thomas Lee

Chief Financial Officer